Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fox Chase Bancorp, Inc:
We consent to the incorporation by reference in the registration statements (No. 333‑167942, No. 333-167941 and No. 333-176398) on Form S-8 of Fox Chase Bancorp, Inc. and subsidiary (the Company) of our report dated March 6, 2015, with respect to the consolidated statement of condition of the Company as of December 31, 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and all related financial statement schedules, which report appears in the December 31, 2015 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 4, 2016